Exhibit 99.1
First Quarter 2007

I am pleased to present BMO Financial Group’s
First Quarter 2007 Report to Shareholders.
William Downe
President and Chief Executive Officer
March 1, 2007
BMO Financial Group First Quarter Report 2007
For the period ended January 31, 2007

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2007	2006	2006	2006	2006	January 31, 2006

Income Statement Highlights
Total revenue	$2,575	$2,461	$2,570	$2,473	$2,481	3.8%
Total revenue (teb) (a)	2,614	2,494	2,603	2,503	2,512	4.1
Provision for credit losses	52	16	42	66	52	0
Non-interest expense	1,760	1,613	1,600	1,560	1,580	11.4
Net income	585	696	710	651	606	(3.4)

Common Share Data ($)
Diluted earnings per share	$1.13	$1.35	$1.38	$1.25	$1.17	$(0.04)
Diluted cash earnings per share (a)	1.15	1.37	1.40	1.27	1.19	(0.04)
Dividends declared per share	0.65	0.62	0.62	0.53	0.49	0.16
Book value per share	29.37	28.89	28.21	27.47	26.95	2.42
Closing share price	70.01	69.45	63.95	64.67	68.30	1.71
Total market value of common shares ($ billions)	35.1	34.8	32.0	32.4	34.3	0.8

	As at

	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2007	2006	2006	2006	2006	January 31, 2006

Balance Sheet Highlights
Assets	$355,745	$319,978	$311,609	$306,307	$299,223	18.9%
Net loans and acceptances	205,472	190,994	189,893	187,561	178,582	15.1
Deposits	217,114	203,848	202,094	194,488	193,259	12.3
Common shareholders’ equity	14,709	14,465	14,107	13,779	13,548	8.6

	For the three months ended

	January 31,	October 31,	July 31,	April 30,	January 31,
	2007	2006	2006	2006	2006

Primary Financial Measures (%) (b)
Average annual five year total shareholder return	17.8	19.1	12.8	16.4	14.2
Diluted earnings per share growth	(3.4)	5.5	29.0	6.8	5.4
Diluted cash earnings per share growth (a)	(3.4)	3.8	27.3	5.0	3.5
Return on equity	15.7	19.4	20.3	19.3	17.8
Cash return on equity (a)	15.9	19.6	20.6	19.6	18.1
Net economic profit (NEP) growth (a)	(21.4)	(1.0)	59.3	0.0	(4.5)
Revenue growth	3.8	(6.1)	6.7	3.1	2.9
Revenue growth (teb) (a)	4.1	(5.9)	6.7	3.0	3.0
Non-interest expense-to-revenue ratio	68.4	65.5	62.3	63.1	63.7
Non-interest expense-to-revenue ratio (teb) (a)	67.3	64.6	61.5	62.3	62.9
Cash non-interest expense-to-revenue ratio (teb) (a)	66.9	64.2	61.1	61.9	62.4
Provision for credit losses-to-average loans and acceptances (annualized)	0.10	0.03	0.09	0.14	0.12
Gross impaired loans and acceptances-to-equity and allowance for credit losses	4.13	3.81	3.86	4.58	4.48
Cash and securities-to-total assets ratio	28.4	27.2	25.2	25.0	26.8
Tier 1 capital ratio	9.90	10.22	10.07	10.20	10.41
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	6.0	24.1	8.0	17.7	27.5
Dividend yield	3.71	3.57	3.88	3.28	2.87
Price-to-earnings ratio (times)	13.7	13.5	12.6	13.6	14.6
Market-to-book value (times)	2.38	2.40	2.27	2.35	2.53
Net economic profit ($ millions) (a)	200	325	349	302	254
Return on average assets	0.68	0.86	0.90	0.88	0.81
Net interest margin	1.38	1.51	1.56	1.51	1.57
Net interest margin (teb) (a)	1.43	1.55	1.60	1.55	1.61
Non-interest revenue-to-total revenue	53.5	50.6	52.0	55.0	52.3
Non-interest revenue-to-total revenue (teb) (a)	52.7	49.9	51.3	54.3	51.7
Non-interest expense growth	11.4	(0.9)	2.0	(0.6)	0.8
Total capital ratio	11.34	11.76	11.59	11.76	11.89
Equity-to-assets ratio	4.4	4.7	4.7	4.7	4.7

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “GAAP and Related Non-GAAP Measures used in the MD&A” section on page 6 for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.

Management’s Discussion and Analysis (MD&A)

MD&A commentary is as of March 1, 2007. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended January 31, 2007, included in this document, and the annual MD&A for the year ended October 31, 2006, included in BMO’s 2006 Annual Report.

On March 1, 2007, BMO Financial Group reported financial results for its first quarter ended January 31, 2007.

Year-over-Year Operating Highlights:
•	Net income of $585 million, down $21 million or 3.4%. Excluding[1] a previously announced $135 million ($88 million after tax) restructuring charge, net income was $673 million, up $67 million or 11%
•	EPS[2] of $1.13 and cash EPS[3] of $1.15, both down $0.04 or 3.4%. Excluding the $0.17 impact of the restructuring charge, EPS was $1.30 and cash EPS was $1.32, both up $0.13 or 11%
•	ROE of 15.7%, compared with 17.8% last year. Excluding the restructuring charge, ROE was 18.0%
•	The restructuring charge included in results consisted of $117 million for severance-related costs in respect of the planned elimination of approximately 1,000 primarily non-customer-facing positions and $18 million of other non-employee-related costs
•	Announced on March 1, 2007 a $0.03 per share dividend increase, raising quarterly common share dividends to $0.68 per share, up 4.6% from the first quarter and 28% from a year ago

1	Results stated on a basis that excludes the restructuring charge are Non-GAAP measures. Please see the Non-GAAP Measures section on page 6.
2	All Earnings per Share (EPS) measures in this MD&A refer to diluted EPS unless specified otherwise.
3	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the
Non-GAAP Measures section on page 6, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in the MD&A are stated on a taxable equivalent basis.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Tony Comper, on his last day as President and Chief Executive Officer of BMO Financial Group, said, “This is my final report on results as BMO’s CEO. I’m pleased to report that net income increased appreciably from a year ago, excluding the restructuring charge we announced at the end of January. I have great faith that Bill Downe and his leadership team will build on this and lead BMO forward to achieve our goals.”
     The impact of solid broad-based volume growth in P&C Canada and Private Client Group was partially offset by increased costs associated with the front-line sales and service staff we added in the latter half of last year to generate future sales growth. Investment Banking Group’s earnings were good but declined, as trading revenues were at record levels a year ago amid high volatility in the energy sector. P&C U.S. again benefited from growth in personal and commercial loans but continues to be affected by margin pressures.
     Reported results declined from the fourth quarter of 2006 due to reduced earnings in our Corporate Services group, in part due to the current quarter’s restructuring charge. Corporate Services’ results in the fourth quarter benefited from an unusually low tax rate and a reduction in the general allowance for credit losses. However, earnings in each of our client operating groups were stronger in the current quarter, bouncing back from soft results in the fourth quarter.
     Bill Downe, BMO’s incoming President and Chief Executive Officer, remarked that, “I’m very pleased with our broad-based growth this quarter. We had high-quality earnings in each of our operating groups. There was favourable operating leverage as revenue growth exceeded expense growth, and provisions for credit losses remain low and stable.
     “P&C Canada and Private Client Group performed well with revenue growth in most product areas and P&C Canada generated increased market share in some of our key segments. Results this quarter provide a great foundation for the future and I’m focused on the opportunity to make this great company even better.”
Operating Segment Overview
P&C Canada
Net income increased $30 million or 12% from a year ago to $292 million, as solid revenue growth was partially offset by higher expenses, in part related to the increase in front-line sales and service staff in the latter half of 2006 and higher depreciation from the prior year’s investments. Relative to the fourth quarter, net income increased $20 million or 7.1% due to volume growth and effective expense management. Year-over-year revenue growth outpaced expense growth by 2.3 percentage points and net interest margin held firm relative to a year ago and the fourth quarter.
     In the personal banking business we have been focusing on volume growth in high-spread products with strong linkage to customer relationships. This has contributed to stable margins in the quarter and profitable volume growth in personal loans and cards. Mortgage growth has slowed due to our decision to favour relationship-focused, branch-originated mortgages over our third party mortgage portfolio, which is declining. In December, we completed the acquisition of bcpbank Canada, the first choice in financial services for the Portuguese-Canadian community in

BMO Financial Group First Quarter Report 2007 • 1

Management’s Discussion and Analysis

the greater Toronto area. We enhanced our distribution network and for 2007, we plan to open 15 branches, redevelop or relocate another 30 and close five. In the current quarter, we redeveloped or relocated five branches and closed one. We completed our initiative to replace our entire network of ABMs; our new machines include new customer service features that make banking from an ABM faster and simpler.
     In the commercial banking segment, there was strong year-over-year loan growth of 6.8%. We continue to view this as an area of competitive strength as BMO ranks second in Canadian business banking market share. P&C Canada has an integrated client service approach and a broad spectrum of product offers to be a market leader in this segment. The launch of a new loan product focused on the less than $1 million category and the establishment of commercial operating units in our three largest urban markets: Toronto, Montreal and Vancouver, in 2006 are evidence of our focus on the commercial segment.
P&C U.S.
Net income was $29 million, a decline of $4 million or 14% from a year ago, but up $5 million or 22% from the fourth quarter. Good personal and commercial loan and deposit volume growth and a stronger U.S. dollar improved revenues, although spread compression reduced this impact. Expenses grew compared to a year ago, in support of business volume increases and due to increased operating costs for our new branch technology platform. Expenses were lower relative to the fourth quarter, contributing strongly to improved performance.
     We generated good loan growth despite weaker housing markets in a slowing economy, but the impact of this growth was offset by spread compression. Spread compression was caused by competitive pressures on pricing and changes in loan and deposit mix as customer preferences have shifted from high-spread to lower-spread loan and deposit products. We made good progress on controlling expenses, as net income increased 22% from the fourth quarter. We anticipate reducing our staffing levels, as part of the restructuring charge we announced. We also plan to slow our new branch openings and now anticipate opening three to five new branches this year. We continue to optimize our branch structure, closing one location and announcing an additional branch closure in the quarter.
     In early January, we completed the acquisition of First National Bank & Trust, a 32-branch community bank with locations in Indianapolis and surrounding communities, the second-fastest growing market in the U.S. Midwest. The acquisition increases the number of Harris locations to 233, taking us closer to our goal of 350 to 400 locations across the U.S. Midwest. Business Banking announced expansion to the Phoenix market during the quarter. Harris has been a part of the Arizona market for more than 30 years through its wealth management group, Harris Private Bank. Many of the Private Bank’s clients are also business owners, making this a natural extension of the organization’s services. Business Banking loan production offices are also being established in Milwaukee and Indianapolis.
Private Client Group
Net income was $95 million, an increase of $4 million or 4.2% from a year ago and $11 million or 13% from the fourth quarter. Growth across all lines of business produced solid overall revenue growth. The benefits of this growth were partially offset by increased expenses due to higher revenue-based costs and continued investment in our sales force and U.S. investment management business to drive future revenue growth.
     There were a number of customer service awards and initiatives in the quarter. BMO Harris Private Banking was selected Best Local Private Bank in Canada in Euromoney Magazine‘s Global Survey of private banking services, the fourth consecutive year that the private bank has been recognized with one of the magazine’s most prestigious awards. BMO Mutual Funds was awarded the 2006 Mutual Fund Service Award by Dalbar, Inc., a leading financial services research firm. We won top honours for best overall customer service in both the English and French-language categories. BMO InvestorLine enhanced its online investing service, providing research from the top-ranked equity research group in Canada, BMO Capital Markets. BMO Term Investments launched three new market-linked GICs under the banner, BMO Progressive GICs. These new products offer customers the ability to safely access potentially higher returns through participation in equity markets while retaining the benefits of principal protection.
Investment Banking Group
Net income decreased $3 million or 1.6% to $219 million, as trading revenues declined from the all time highs of a year ago. Net income rose $31 million or 17% from the fourth quarter, reflecting strong growth in trading, equity underwriting and commission revenues. These factors offset the impact of higher performance-based compensation costs in the current quarter and a low effective tax rate in the fourth quarter.
     In our Investment and Corporate Banking business we continued to grow corporate banking assets, with average loans and acceptances, excluding securities purchased under resale agreements, increasing $5.7 billion or 35% year-over-year. Much of this growth has taken place in the United States. Undrawn credit commitment levels have continued to increase which should provide continued momentum for growth in corporate loans. We were sole lead on a $1 billion bridge loan for Borealis Infrastructure Management Inc. to support its acquisition of MDS Diagnostic Services for $1.3 billion. Although this loan was advanced in February, it is an example of the activities in the quarter that contributed to our loan growth. Loan spreads continue to be challenged in a competitive marketplace.
     During the quarter BMO Capital Markets continued to demonstrate its Canadian leadership in high-return fee businesses, participating in 139 new issues including 42 corporate debt deals, 7 issues of preferred shares, 71 common equity transactions and 19 government debt issues, raising a total of $40.9 billion. We also acted as financial advisor on several significant M&A transactions. We advised the special committee of Bema Gold Corporation on its $3.1 billion sale to Kinross Gold Corporation and were the strategic

     2 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

advisor to Goldcorp Inc. on its $9.9 billion acquisition of Glamis Gold Ltd., creating one of the world’s largest gold mining companies. We also advised Calpine Power Income Fund on its restructuring and hostile takeover defence, which resulted in an increased $875 million bid from Harbinger Capital.
     There was significant growth in our trading products businesses this quarter, as evidenced by increases in securities purchased under resale agreements and in investment and trading securities, as compared to both the prior year and preceding quarter. This growth is consistent with our strategy of expanding our trading activities in 2007. During the quarter, our Structured Products team launched the three new principal protected structured GICs that were developed in conjunction with Private Client Group and marketed through the BMO Bank of Montreal branch network.

Annual Targets for 2007*		Performance to January 31, 2007*
▪	5% to 10% EPS growth from a base of $5.11 (excluding changes in the general allowance)	▪	EPS of $1.30, up 11% from $1.17 a year ago
▪	ROE of 18% to 20%	▪	ROE of 18.0% annualized
▪	Specific provision for credit losses of $400 million or less	▪	Specific provision for credit losses of $52 million

We now anticipate specific provisions of $325 million or less in fiscal 2007

▪	Improve our cash productivity ratio by 100 to 150 basis points	▪	Cash productivity ratio improved 72 basis points year-over-year
*	Excluding restructuring charge	*	Excluding a restructuring charge of $135 million($88 million after tax and $0.17 per share)
The above table contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 5.

Summary Data – As Reported

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except per share data and as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Revenue per financial statements	2,575	94	4%	114	5%
Taxable equivalent basis (teb) adjustment	39	8	26%	6	16%

Revenue (teb) (1)	2,614	102	4%	120	5%
Specific provision for credit losses	52	–	–	1	2%
Reduction of the general allowance	–	–	–	35	+100%

Total provision for credit losses	52	–	–	36	+100%
Non-interest expense	1,625	45	3%	12	1%
Restructuring charge	135	135	+100%	135	+100%

Total non-interest expense	1,760	180	11%	147	9%
Income taxes per financial statements	159	(65)	(29%)	42	35%
Taxable equivalent basis adjustment	39	8	26%	6	16%

Income taxes (teb) (1)	198	(57)	(23%)	48	31%
Non-controlling interest in subsidiaries	19	–	–	–	–
Net income	585	(21)	(4%)	(111)	(16%	)

Amortization of intangible assets (after tax)	9	–	–	–	–
Cash net income (1)	594	(21)	(3%)	(111)	(16%	)
Earnings per share — basic ($)	1.15	(0.04)	(3%)	(0.22)	(16%	)
Earnings per share — diluted ($)	1.13	(0.04)	(3%)	(0.22)	(16%	)
Cash earnings per share — diluted ($) (1)	1.15	(0.04)	(3%)	(0.22)	(16%	)
Return on equity (ROE)	15.7%		(2.1%)		(3.7%	)
Cash ROE (1)	15.9%		(2.2%)		(3.7%	)
Productivity ratio	68.4%		4.7%		2.9%
Productivity (teb) ratio (1)	67.3%		4.4%		2.7%
Cash productivity (teb) ratio (1)	66.9%		4.5%		2.7%
Net interest margin on earning assets	1.64%		(0.22%)		(0.14%	)
Net interest margin on earning assets (teb) (1)	1.70%		(0.21%)		(0.13%	)
Effective tax rate	20.76%		(5.64%)		6.69%
Effective tax rate (teb) (1)	24.63%		(4.36%)		7.20%

Net income:
Personal and Commercial Banking	321	26	9%	25	8%
P&C Canada	292	30	12%	20	7%
P&C U.S.	29	(4)	(14%)	5	22%
Private Client Group	95	4	4%	11	13%
Investment Banking Group	219	(3)	(2%)	31	17%
Corporate Services, including Technology and Operations (T&O)	(50)	(48)	(+100%)	(178)	(+100%	)

BMO Financial Group	585	(21)	(4%)	(111)	(16%	)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnotes 1 and 3 to the preceding Operating Highlights and the Non-GAAP Measures section on page 6, which outline the use of non-GAAP measures in this document.
BMO Financial Group First Quarter Report 2007 • 3

Management’s Discussion and Analysis

Summary Data – Excluding Restructuring Charge (1)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except per share data and as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Revenue per financial statements	2,575	94	4%	114	5%
Taxable equivalent basis (teb) adjustment	39	8	26%	6	16%

Revenue (teb) (2)	2,614	102	4%	120	5%
Specific provision for credit losses	52	–	–	1	2%
Reduction of the general allowance	–	–	–	35	+100%

Total provision for credit losses	52	–	–	36	+100%
Non-interest expense	1,625	45	3%	12	1%
Income taxes per financial statements – before restructuring charge (2)	206	(18)	(8%)	89	76%
Taxable equivalent basis adjustment	39	8	26%	6	16%

Income taxes (teb) (2)	245	(10)	(4%)	95	62%
Non-controlling interest in subsidiaries	19	–	–	–	–
Net income	673	67	11%	(23)	(3%)

Amortization of intangible assets (after tax)	9	–	–	–	–
Cash net income (2)	682	67	11%	(23)	(3%)
Earnings per share – basic ($) (2)	1.33	0.14	12%	(0.04)	(3%)
Earnings per share – diluted ( $) (2)	1.30	0.13	11%	(0.05)	(4%)
Cash earnings per share – diluted ($) (2)	1.32	0.13	11%	(0.05)	(4%)
Return on equity (ROE) (2)	18.0%		0.2%		(1.4%)
Cash ROE (2)	18.3%		0.2%		(1.3%)
Productivity ratio (2)	63.1%		(0.6%)		(2.4%)
Productivity (teb) ratio (2)	62.1%		(0.8%)		(2.5%)
Cash productivity (teb) ratio (2)	61.7%		(0.7%)		(2.5%)
Net interest margin on earning assets	1.64%		(0.22%)		(0.14%)
Net interest margin on earning assets (teb) (2)	1.70%		(0.21%)		(0.13%)
Effective tax rate (2)	22.90%		(3.50%)		8.83%
Effective tax rate (teb) (2)	26.12%		(2.87%)		8.69%

Net income:
Personal and Commercial Banking	321	26	9%	25	8%
P&C Canada	292	30	12%	20	7%
P&C U.S.	29	(4)	(14%)	5	22%
Private Client Group	95	4	4%	11	13%
Investment Banking Group	219	(3)	(2%)	31	17%
Corporate Services, including Technology and Operations (T&O) (2)	38	40	+100%	(90)	(69%)

BMO Financial Group (2)	673	67	11%	(23)	(3%)

(1)	All data in the above table excludes the impact of the $135 million ($88 million after tax) restructuring charge in the first quarter of 2007. All results that exclude the restructuring charge are non-GAAP items. The comparable table on page 3 is prepared on an ‘as reported basis’, including the restructuring charge.
(2)	These are non-GAAP amounts or non-GAAP measures. Please see footnotes 1 and 3 to the preceding Operating Highlights on page 1 and the Non-GAAP Measures section on page 6, which outline the use of non-GAAP measures in the MD&A.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the President & Chief Executive Officer (CEO) and the Chief Financial & Administrative Officer (CFAO) outlining management’s responsibility for financial information contained in the report. BMO filed certifications, signed by the CEO and CFAO, with the Canadian Securities Administrators and the SEC in the United States in December 2006 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFAO certify, as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Securities and Exchange Act of 1934, the appropriateness of the financial disclosures in our annual filings and the effectiveness of our disclosure controls and procedures.
     As part of our annual assessment process, BMO Financial Group’s management, including the CEO and CFAO, evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as of October 31, 2006. BMO’s CEO and CFAO certified the foregoing, as required in the United States by the Securities and Exchange Act of 1934.
     BMO’s CEO and CFAO certified the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2007. They also certified that they are responsible for the design of disclosure controls and procedures and internal control over financial reporting. There have been no changes in internal control over financial reporting during the quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     As in prior quarters, BMO’s audit committee reviewed this MD&A and the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the documents prior to their release.
     A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2006 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.
     4 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
     Assumptions about the performance of the Canadian and U.S. economies in 2007 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives and in determining our financial targets, including provisions for credit losses. Key assumptions included that the Canadian and U.S. economies would expand at a moderate pace in 2007 and that inflation would remain low. We also assumed that interest rates in 2007 would remain little changed in Canada but decline in the United States and that the Canadian dollar would hold onto its value relative to the U.S. dollar. Although the U.S. dollar strengthened relative to the Canadian dollar in the first quarter, we believe that our other assumptions are valid. We have continued to rely upon those assumptions and the views outlined in the following Economic Outlook in considering our ability to achieve our 2007 targets. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
Economic Outlook
We continue to anticipate that the Canadian economy will grow at a moderate pace in 2007. Housing market activity is expected to continue slowing as past increases in interest rates dampen sales and construction, tempering growth in residential mortgages. In contrast, in response to healthy corporate balance sheets, business investment should stay strong, supporting growth in business loans. Although the manufacturing sector has been weak, manufacturers and exporters should benefit from the recent softness in the Canadian dollar. The currency is forecast to trade around 85 cents U.S. this year. Interest rates are likely to remain fairly stable in an environment of low inflation and moderate growth. Western Canada should continue to lead the nation’s performance due to elevated resource prices. However, Central and Atlantic Canada should see some improvement in manufacturing activity.
     The U.S. economy is projected to grow moderately in 2007. Although the correction in housing markets appears to be stabilizing, it will likely continue to weigh on demand for residential mortgages this year. In contrast, continued strength in business investment, supported by rising corporate profits, should foster growth in business loans. Although the U.S. dollar strengthened relative to the Canadian dollar in the first quarter, it weakened relative to most major currencies. It is expected to continue to depreciate against most major currencies in the near term as a result of the large U.S. trade deficit and possible diversification of China’s foreign exchange reserves. The Midwest economy is anticipated to strengthen through the year as manufacturing activity benefits from the weaker dollar.
     This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements above.
BMO Financial Group First Quarter Report 2007 • 5

Management’s Discussion and Analysis

Financial Performance Review

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2007	Q4-2006	Q1-2006

Net interest income per financial statements (a)	1,196	1,215	1,182
Non-interest revenue	1,379	1,246	1,299

Revenue per financial statements (b)	2,575	2,461	2,481

Taxable equivalent basis (teb) adjustment (c)	39	33	31

Net interest income (teb) (a+c) (d) (1)	1,235	1,248	1,213
Non-interest revenue	1,379	1,246	1,299

Revenue (teb) (e) (1)	2,614	2,494	2,512

Provision for income taxes per financial statements (f)	159	117	224
Taxable equivalent basis adjustment	39	33	31

Provision for income taxes (teb) (g) (1)	198	150	255

Non-interest expense (h)	1,625	1,613	1,580
Restructuring charge (i)	135	–	–

Total non-interest expense (j)	1,760	1,613	1,580
Amortization of intangible assets	(11)	(11)	(11)

Cash-based expense (k) (1)	1,749	1,602	1,569

Net income (l)	585	696	606
Amortization of intangible assets, net of income taxes	9	9	9

Cash net income (m) (1)	594	705	615
Preferred share dividends	(9)	(8)	(8)
Charge for capital (1)	(385)	(372)	(353)

Net economic profit (1)	200	325	254

Productivity ratio (%) ((j/b) x 100)	68.4	65.5	63.7
Productivity (teb) ratio (1) (%) ((j/e) x 100)	67.3	64.6	62.9
Cash productivity (teb) ratio (1) (%) ((k/e) x 100)	66.9	64.2	62.4
Net interest margin annualized (%) ((a/average earning assets) x 100)	1.64	1.78	1.86
Net interest margin (teb) annualized (1) (%) ((d/average earning assets) x 100)	1.70	1.83	1.91
EPS (uses net income) ($)	1.13	1.35	1.17
Cash EPS (1) (uses cash net income) ($)	1.15	1.37	1.19
Effective tax rate (f/income before income taxes)	20.8	14.1	26.4
Effective tax rate (teb) (1) (g/income before income taxes)	24.6	17.4	29.0

Restructuring charge (i)	135	–	–
Income taxes thereon	47	–	–

Restructuring charge net of income taxes (n)	88	–	–

Measures on a basis that excludes the restructuring charge (1)
Cash-based expense (k-i)	1,614	1,602	1,569
Net income (l-n)	673	696	606
Cash net income (m-n)	682	705	615
Productivity ratio (teb) (%) (((j-i)/e) x 100)	62.1	64.6	62.9
Cash productivity ratio (teb) (%) (((k-i)/e) x 100)	61.7	64.2	62.4
EPS (uses net income excluding restructuring charge)	1.30	1.35	1.17
Cash EPS (uses cash net income excluding restructuring charge)	1.32	1.37	1.19
ROE (%) (uses net income excluding restructuring charge)	18.0	19.4	17.8

(1)	These are non-GAAP amounts or non-GAAP measures.
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The table above reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
     Management discloses amounts on a basis that adjusts for the impact of a restructuring charge recorded in the first quarter of 2007. The charge related to severance costs for the planned elimination of approximately 1,000 primarily non-customer-facing positions and other non-employee-related costs. Amounts and measures stated on this basis are considered useful as they are
     6 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

more reflective of ongoing operating results.
     Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
     BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
     BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. We provide supplemental information that reflects the inclusion of this U.S.- based mid-market business in P&C U.S. on a pro-forma basis.
     Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated revenues, expenses, provision for credit losses, income taxes and net income in the first quarter of 2007 were increased relative to the comparable period a year ago and to the fourth quarter by the strengthening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; hedging transactions are not, however, designed to offset the impact of year-over-year fluctuations in exchange rates.
     The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section on page 11.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2007
(Canadian $ millions, except as noted)	vs. Q1-2006	vs. Q4-2006

Canadian/U.S. dollar exchange rate (average)
Current period	1.1617	1.1617
Prior period	1.1562	1.1153
Increased revenue	3	24
Increased expense	(2)	(17)
Increased provision for credit losses	–	–
Increased income taxes	–	(2)

Increased net income before hedging losses	1	5
Hedging losses	(7)	(7)
Income taxes thereon	2	2

Decreased net income	(4)	–

Other Value Measures
Net economic profit was $200 million (see the Non-GAAP Measures section), compared with $254 million in the first quarter of 2006 and $325 million in the fourth quarter. The changes were largely due to the restructuring charge and a higher charge for our increased capital.
     The total shareholder return (TSR) on an investment in BMO common shares was 1.7% in the first quarter and 6.0% for the twelve months ended January 31, 2007. BMO’s average annual TSR for the five-year period ended January 31, 2007 was 17.8%, the 4th best of the banks and above the comparable S&P/TSX Composite average annual total return of 13.4%.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Operating Highlights and Operating Segment Overview on page 1. An analysis of net income by major financial statement category follows. This is then followed by a more detailed review by operating segment in the Review of Operating Groups’ Performance starting on page 14.
     Net income from U.S.-based businesses totalled US$83 million in the first quarter of 2007, compared with US$111 million a year ago and US$89 million in the fourth quarter. The decline from a year ago was due to high levels of commodity derivatives trading revenues in the first quarter of 2006 and the US$18 million (US$11 million after tax) (CDN$20 million and CDN$13 million, respectively) restructuring charge recorded in our U.S. results in the current quarter, partially offset by a lower effective tax rate in the current quarter.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
     Total revenue increased $102 million or 4.1% from a year ago, driven by solid broad-based volume growth in P&C Canada and Private Client Group. Investment Banking Group revenue fell,

BMO Financial Group First Quarter Report 2007 • 7

Management’s Discussion and Analysis

as trading revenues were at historic highs in the first quarter of 2006. The U.S. dollar strengthened slightly from a year ago but had minimal impact on revenue growth.
     Total revenue increased $120 million or 4.8% from the fourth quarter, driven by growth in Private Client Group and Investment Banking Group. The stronger U.S. dollar increased revenue growth by $24 million or 0.9 percentage points. Total Corporate Services revenue was lower as the fourth quarter included a $23 million credit card securitization gain.
Net Interest Income
Net interest income increased $22 million or 1.8% from a year ago, driven by volume growth in the client operating groups. Average earning assets increased $37 billion, due primarily to a $31 billion increase in Investment Banking Group related to higher capital markets assets and increased corporate banking assets, consistent with its strategy to expand trading activities and the corporate banking portfolio. The balance of the increase was due to loan growth in P&C Canada and P&C U.S.
     Relative to the fourth quarter, net interest income fell $13 million. Average earning assets increased $19 billion, again due primarily to higher trading assets in Investment Banking Group, where net interest income rose strongly. The credit card loan securitization in the fourth quarter lowered Corporate Services’ net interest income in the current quarter; however, the impact was largely offset by increased non-interest securitization revenue.
BMO’s overall net interest margin on earning assets for the first quarter of 2007 was 1.70%, or 21 basis points lower than in the first quarter of the prior year and 13 basis points lower than in the fourth quarter. The overall margin decline was affected by asset growth in Investment Banking Group, which has low net interest margin products, and by reduced net interest income in Corporate Services. The year-over-year change in net interest margin continued to be affected by loan growth exceeding deposit growth.
     Net interest margins held steady in P&C Canada. Relative to a year ago, the positive impact of pricing actions in our premium-rate savings deposit accounts was offset by the effect of loan growth outpacing deposit growth and by lower mortgage refinancing fees. Relative to the fourth quarter, increased volumes in higher-spread products were offset by the effect of competitive pricing in our premium-rate savings deposit accounts. Margins declined in P&C U.S. due to the continuing effects of competitive pressures and shifts in customer preferences, as explained more fully on page 17. Investment Banking Group margin fell from a year ago but increased from the fourth quarter. The decline was attributable to lower cash collections on previously impaired loans and lower spreads on corporate loans, partially offset by higher trading net interest income. The increase from the fourth quarter was due to increases in trading net interest income and higher spreads on corporate loans.

Net Interest Margin (teb) *

		Increase/(Decrease)	Increase/(Decrease)
(in basis points)	Q1-2007	vs. Q1-2006	vs. Q4-2006

P&C Canada	267	–	1
P&C U.S.	340	(30)	(17)

Personal and Commercial Client Group	278	(5)	(2)
Private Client Group	975	(13)	(5)
Investment Banking Group	62	(8)	5
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm

Total BMO	170	(21)	(13)

Total Canadian Retail**	302	1	1

nm — not meaningful

*	Effective this quarter, net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins.

**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

Non-Interest Revenue
Non-interest revenue increased $80 million or 6.1% from a year ago. There was broad-based growth in P&C Canada and strong growth in full-service investing commissions and mutual fund fees in Private Client Group. Card fees were lower, due to the $35 million impact of the credit card loan securitization in the fourth quarter, but securitization revenues were higher. When credit card loans are securitized, card fees on the securitized loans are subsequently recognized in securitization revenue. Investment Banking Group’s non-interest revenue was down appreciably because of particularly high trading revenues a year ago. Lending fees and investment securities gains were higher.
     Relative to the fourth quarter, non-interest revenue increased $133 million or 11%. There was strong growth in Private Client Group’s brokerage fees revenue and further growth in mutual fund fees. Investment Banking Group benefited from significantly higher equity and interest rate trading revenues as a result of higher market volatility, which increased client flows and trading opportunities. Equity underwriting, lending fees and commissions were also higher. There were increased securitization revenues and lower card fees, as discussed above.
Non-Interest Expense
Non-interest expense was $1,625 million. In addition, during the quarter, BMO recorded a $135 million restructuring charge in Corporate Services. It comprised $117 million for severance-related costs in respect of the planned elimination of approximately 1,000 primarily non-customer-facing positions and $18 million of other non-employee-related costs. Total non-interest expense was
8 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

$1,760 million. The $1,625 million of non-interest expense increased $45 million or 2.8% from the first quarter of 2006. Expenses were lower in Investment Banking Group but were higher in each of the other operating groups. Employee costs were higher, in part due to increased staffing levels in P&C Canada and Private Client Group associated with expansion of front-line sales and service staff in the latter half of 2006. Performance-based compensation costs were relatively unchanged as increased costs in Private Client Group were offset by reduced expense in Investment Banking Group. There were also increases in computer, promotion and communication costs. The productivity ratio, which is computed with reference to total non-interest expense, was 67.3% in the quarter (62.1% excluding the restructuring charge), compared with 62.9% a year ago and 64.6% in the fourth quarter. The cash productivity ratio was 61.7% excluding the restructuring charge, an improvement of 72 basis points from a year ago and 249 basis points from the fourth quarter.
     Non-interest expense of $1,625 million increased $12 million or 0.8% from the fourth quarter. The stronger U.S. dollar increased expense growth by $17 million or 1.1 percentage points. Increases in performance-based compensation and benefits costs were largely offset by reductions in promotion costs, professional fees, computer and other costs. Stock-based compensation awards are granted in the first quarter and GAAP requires that the value of grants to employees eligible to retire be expensed at the time of the grant. As such, stock-based compensation costs, which are included in the operating groups’ performance-based compensation costs, include $42 million of expense related to employees eligible to retire.

Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q1-2007	Q4-2006	Q1-2006

New specific provisions	86	96	89
Reversals of previously established allowances	(12)	(21)	(17)
Recoveries of loans previously written-off	(22)	(24)	(20)

Specific provision for credit losses	52	51	52

Reduction of the general allowance	—	(35)	—

Provision for (recovery of) credit losses	52	16	52

Specific PCL as a % of average net loans and acceptances (annualized)	0.10%	0.11%	0.12%
PCL as a % of average net loans and acceptances (annualized)	0.10%	0.03%	0.12%

Changes in Gross Impaired Loans and Acceptances (GIL)
(Canadian $ in millions, except as noted)

GIL, Beginning of Period	666	663	804
Additions to impaired loans & acceptances	113	86	78
Reductions in impaired loans & acceptances (1)	43	3	(66)
Write-offs	(74)	(86)	(71)

GIL, End of Period	748	666	745

GIL as a % of gross loans & acceptances	0.36%	0.35%	0.41%
GIL as a % of equity and allowances for credit losses	4.13%	3.81%	4.48%

(1)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q1-07 $68MM; Q4-06 $69MM and Q1-06 $60MM).

The provision for credit losses was $52 million, unchanged from a year ago but up from $16 million in the fourth quarter, which benefited from a $35 million reduction in the general allowance.
     Specific provisions represented 10 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, generally consistent with a year ago and the fourth quarter, but well below the 23 basis points average of the past five fiscal years.
     New impaired loan formations totalled $113 million in the quarter, up from the fourth quarter and a year ago. Formations are in line with expectations at this stage of the economic cycle. There were no sales of impaired loans in the quarter.
     Gross impaired loans and acceptances were up from the fourth quarter but are consistent with the levels of a year ago, and remain at low levels.
Factors contributing to the changes are outlined in the preceding table.
     The total allowance for credit losses of $1,078 million at the end of the quarter was comprised of a specific allowance of $156 million and a general allowance of $922 million. There was no significant change in the specific allowance from the fourth quarter or a year ago. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and increased $17 million from the end of the previous fiscal year due to the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.

BMO Financial Group First Quarter Report 2007 • 9

Management’s Discussion and Analysis

     BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 82.2% of the loan portfolio at the end of the quarter, down from 85.6% a year ago and 83.1% at the end of the fourth quarter.
     We continue to expect the credit environment to remain stable in the early part of fiscal 2007, with potential weakness developing in the latter part of the year as those sectors, namely industrials and manufacturing, which are most affected by high input costs, a high Canadian dollar and the recent slowdown in the U.S. economy, remain weak. Evidence of credit deterioration tends to lag a slowing in the economy. We therefore foresee a potential increase in new specific provisions in the latter part of fiscal 2007, while we expect lower reversals and recoveries compared to fiscal 2006 levels due to continuing low gross impaired loan balances. Given our favourable credit performance in the first quarter and our outlook for the credit environment, we now anticipate that specific provisions in fiscal 2007 will be $325 million or less, down from the 2007 target of $400 million or less that was established at the beginning of the year.
     BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 69 to 72 of the 2006 Annual Report. Trading and Underwriting Market Value Exposure and Earnings Volatility have increased quarter-over-quarter as a result of increased commodity risk associated with higher volatility in natural gas markets, coupled with more U.S.- dollar-denominated assets in money market accrual portfolios. Otherwise, there have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. There were no significant changes to market risk or liquidity and funding management practices during the quarter.
     This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 5.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value		12-month
(After-tax Canadian equivalent)	exposure (MVE)		earnings volatility

	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2007	2006	2007	2006

Trading and Underwriting	(33.3)	(23.4)	(19.3)	(17.5)
Structural	(287.6)	(267.0)	(25.4)	(24.1)

Total	(320.9)	(290.4)	(44.7)	(41.6)

*	Measured at a 99% confidence interval Losses are in brackets
Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended January 31, 2007				As at October 31, 2006
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end

Commodity Risk	(16.8)	(8.8)	(16.8)	(4.6)	(8.4)
Equity Risk	(8.6)	(7.5)	(10.8)	(5.1)	(9.8)
Foreign exchange Risk	(1.0)	(2.7)	(5.6)	(0.8)	(3.3)
Interest rate Risk (Mark-to-Market)	(7.6)	(5.3)	(10.2)	(2.7)	(7.1)
Correlation	11.1	8.7	11.9	5.1	10.4

Comprehensive Risk	(22.9)	(15.6)	(22.9)	(11.3)	(18.2)
Interest rate Risk (accrual)	(24.7)	(16.1)	(25.0)	(10.3)	(12.0)
Issuer Risk	(3.6)	(4.5)	(5.7)	(3.5)	(5.8)

Total MVE	(51.2)	(36.2)	(51.2)	(28.1)	(36.0)

*	One-day measure using a 99% confidence interval Losses are in brackets and benefits are presented as positive numbers
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

			Earnings
	Economic		sensitivity
	value		over the next
(After-tax Canadian equivalent)	sensitivity		12 months

	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2007	2006	2007	2006

100 basis point increase	(268.3)	(237.4)	(5.2)	10.9
100 basis point decrease	208.0	181.6	0.6	(10.5)

200 basis point increase	(570.5)	(508.0)	(25.8)	12.1
200 basis point decrease	368.4	318.3	18.7	(4.1)

*	Losses are in brackets and benefits are presented as positive numbers
10 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
     The provision for income taxes fell $57 million from the first quarter a year ago, but increased $48 million from the fourth quarter to $198 million. The effective tax rate for the quarter was 24.6%, compared with 29.0% in the first quarter a year ago and 17.4% in the fourth quarter. Excluding the effect of the restructuring charge, the effective tax rate for the quarter was 26.1%. The effective rate in the fourth quarter was lower primarily due to favourable resolution of certain tax matters and a larger number of small initiatives all generating a positive outcome. The benefits of the low rate were primarily reflected in the results of Corporate Services and Investment Banking Group. We continue to expect an effective tax rate of 25% to 28% in 2007 and consider that rate to be sustainable.
     BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax recovery of $164 million in shareholders’ equity for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 24 in the unaudited interim consolidated financial statements for further details.

Summary Quarterly Results Trends – As Reported

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(Canadian $ in millions, except as noted)	2007	2006	2006	2006	2006	2005	2005	2005

Total revenue (teb)	2,614	2,494	2,603	2,503	2,512	2,650	2,441	2,428
Provision for credit losses – specific	52	51	42	66	52	57	73	6
Provision for credit losses – general	–	(35)	–	–	–	–	–	(40)
Non-interest expense	1,625	1,613	1,600	1,560	1,580	1,626	1,569	1,570
Restructuring charge	135	–	–	–	–	–	–

Total non-interest expense	1,760	1,613	1,600	1,560	1,580	1,626	1,569	1,570
Net income	585	696	710	651	606	664	547	607

Basic earnings per share ($)	1.15	1.37	1.41	1.28	1.19	1.31	1.08	1.20
Diluted earnings per share ($)	1.13	1.35	1.38	1.25	1.17	1.28	1.07	1.17
Net interest margin on earning assets	1.70	1.83	1.89	1.82	1.91	1.95	1.96	2.04
Effective income tax rate (teb)	24.63	17.43	24.07	23.62	28.99	29.75	29.61	27.26
Canadian/U.S. dollar exchange rate (average)	1.16	1.12	1.12	1.14	1.16	1.18	1.24	1.23

Net income:
P&C Canada	292	272	347	261	262	274	279	265
P&C U.S.	29	24	30	28	33	32	31	31

Personal and Commercial Banking	321	296	377	289	295	306	310	296
Private Client Group	95	84	83	97	91	106	61	78
Investment Banking Group	219	188	203	247	222	226	185	208
Corporate Services, including T&O	(50)	128	47	18	(2)	26	(9)	25

BMO Financial Group	585	696	710	651	606	664	547	607

BMO Financial Group First Quarter Report 2007 11

Management’s Discussion and Analysis

Summary Quarterly Results Trends – Excluding Restructuring Charge

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(Canadian $ in millions, except as noted)	2007	2006	2006	2006	2006	2005	2005	2005

Total revenue (teb)	2,614	2,494	2,603	2,503	2,512	2,650	2,441	2,428
Provision for credit losses – specific	52	51	42	66	52	57	73	6
Provision for credit losses – general	–	(35)	–	–	–	–	–	(40)
Non-interest expense	1,625	1,613	1,600	1,560	1,580	1,626	1,569	1,570

Net income	673	696	710	651	606	664	547	607

Basic earnings per share ($)	1.33	1.37	1.41	1.28	1.19	1.31	1.08	1.20
Diluted earnings per share ($)	1.30	1.35	1.38	1.25	1.17	1.28	1.07	1.17
Net interest margin on earning assets	1.70	1.83	1.89	1.82	1.91	1.95	1.96	2.04
Effective income tax rate (teb)	26.12	17.43	24.07	23.62	28.99	29.75	29.61	27.26
Canadian/U.S. dollar exchange rate (average)	1.16	1.12	1.12	1.14	1.16	1.18	1.24	1.23

Net income:
P&C Canada	292	272	347	261	262	274	279	265
P&C U.S.	29	24	30	28	33	32	31	31

Personal and Commercial Banking	321	296	377	289	295	306	310	296
Private Client Group	95	84	83	97	91	106	61	78
Investment Banking Group	219	188	203	247	222	226	185	208
Corporate Services, including T&O	38	128	47	18	(2)	26	(9)	25

BMO Financial Group	673	696	710	651	606	664	547	607

BMO’s quarterly earning trends were reviewed in detail on pages 75 and 76 of the 2006 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results. The above tables outline summary results for the second quarter of fiscal 2005 through the first quarter of fiscal 2007.
     The most significant factor affecting results in the current quarter was the $135 million ($88 million after tax and $0.17 per share) restructuring charge recorded in Corporate Services. In the first quarter of 2007, the U.S. dollar appreciated relative to the Canadian dollar, a favourable development for the translated value of BMO’s results, as the U.S. currency had generally weakened over the course of the past three years. Investment Banking Group’s trading revenues were up from the fourth quarter, reflecting lower revenues than in early 2006 but an increase from the particularly low levels of the fourth quarter. P&C Canada and Private Client Group both benefited from volume growth in the quarter while P&C Canada’s net interest margin held firm. The decline in BMO’s net interest margin was largely due to strong asset growth in Investment Banking Group, which has lower net interest margin than other groups, and lower net interest income in Corporate Services. The effective income tax rate increased from the unusually low rate in the fourth quarter.
Balance Sheet
Total assets of $355.7 billion increased $35.8 billion from October 31, 2006. The increase primarily reflects growth in cash resources ($3.3 billion), securities ($10.7 billion), net loans and acceptances ($14.5 billion) and derivative financial instruments ($7.2 billion).
     The $3.3 billion increase in cash resources was largely attributable to higher inter-bank loans as a result of improving yields.
The $10.7 billion increase in securities was attributable to higher available-for-sale securities and trading securities in the Investment Banking Group, consistent with its strategy to expand trading activities and improve revenues, particularly in the United States.
     The $14.5 billion increase in net loans and acceptances was largely due to a $10.4 billion increase in securities borrowed or purchased under resale agreements due to greater customer demand and expanded trading activities. Net loans to businesses and governments and related acceptances increased $3.1 billion due to growth in the corporate loans portfolio, while consumer instalment and other personal loans increased $1.0 billion, reflecting normal business growth.
     The $7.2 billion increase in derivative financial assets was related to the commodity derivatives business, as a result of growth in exchange-traded options, and was consistent with related growth in derivative financial liabilities.
     Liabilities and shareholders’ equity increased $35.8 billion from October 31, 2006. The increase primarily reflects growth in deposits ($13.3 billion), securities lent or sold under repurchase agreements ($9.0 billion), derivative financial liabilities ($7.1 billion) as discussed above, securities sold but not yet purchased ($4.1 billion) and acceptances ($1.0 billion).
     Deposits by banks, which account for 16% of total deposits, increased $7.2 billion and were used to fund the increases in cash resources and securities. Deposits by businesses and governments, which account for 48% of total deposits, increased $4.1 billion and were used to fund growth in securities and loans. Deposits from individuals, which account for the remaining 36% of total deposits, increased $1.9 billion and were used to fund growth in loans.
     Increases in securities lent or sold under repurchase agreements and in securities sold but not yet purchased were used in trading activities.
     Contractual obligations by year of maturity were outlined in Table 24 on page 89 of BMO’s 2006 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

12 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

Capital Management
BMO’s Tier 1 capital ratio was 9.90%, down from 10.22% at the end of 2006 and 10.41% a year ago. The ratio remains well above our minimum target of 8.0%.
     BMO’s total capital ratio was 11.34%, down from 11.76% at the end of 2006 and 11.89% a year ago.
     The decreases in the Tier 1 and total capital ratios were primarily attributable to growth in risk-weighted assets and an increased goodwill deduction as a result of the First National Bank acquisition, partially offset by higher retained earnings and the preferred share issuance described below.
     On January 17, 2007, Bank of Montreal issued $350 million of 4.50% Non-Cumulative Perpetual Class B Preferred Shares Series 13. The shares qualify as Tier 1 capital and the proceeds from the offering will be used to increase BMO’s capital base and for general corporate purposes. The shares are redeemable in whole or in part at a declining premium on or after February 25, 2012, subject to regulatory approval.
     During the quarter, we repurchased 1,194,900 Bank of Montreal common shares under our common share repurchase program at an average cost of $69.08 per share, for a total cost of $82 million. There have been 1,660,700 common shares repurchased under the current normal-course issuer bid that expires on September 5, 2007 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million common shares, representing approximately 3% of BMO’s public float. Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and convertible shares.
     On March 1, 2007, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.68 per share, representing a 4.6% increase over the first quarter’s dividend of $0.65 per share and a 28% increase from $0.53 a year ago. The dividend increase reflects BMO’s policy of having a 45% to 55% dividend payout ratio over time.
Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of February 21, 2007	Canadian dollar amount

Common shares	500,519,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000,000
Series 6	$250,000,000
Series 10	$396,000,000
Stock options
– vested	19,696,000
– non-vested	3,719,000

Notes 20 and 21 to the audited financial statements on pages 118 and 119 and the table on page 59 in the Annual MD&A included in the 2006 Annual Report provide details on share capital.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally available only to preferred customers.
     Preferred rate loan agreements were discussed in Note 26 of the audited consolidated financial statements on page 128 of the 2006 Annual Report. There have been no amounts advanced under these preferred rate loan agreements in fiscal 2007, except for mortgage loans related to staff transfers we initiated.
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments and VIEs, which were described on pages 60 and 61 of the 2006 Annual Report. There were no significant changes to these off-balance sheet arrangements during the three months ended January 31, 2007.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2006 audited consolidated financial statements outline our significant accounting policies. Note 2 to the unaudited interim consolidated financial statements for the period ended January 31, 2007 describes changes to our accounting policies. Pages 62 to 64 of the 2006 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
On November 1, 2006, we adopted the CICA’s new accounting requirements for securities, hedging derivatives and certain other financial instruments. Under these new rules we are required to measure certain securities and hedging derivatives at fair value and include a new section in Shareholders’ Equity, called Other Comprehensive Income, to report unrealized gains or losses related to: certain available-for-sale securities, cash flow hedges and foreign exchange gains or losses on our net investment in foreign operations.
     Certain of our investment securities (referred to as available-for-sale securities) are recorded at fair value under the new rules; however, the requirements for recognizing gains or losses in net income are unchanged. Unrealized gains or losses are deferred in Other Comprehensive Income until the securities are sold or there is impairment that is other than temporary. It is only at that time that any gain or loss is recorded in net income.

BMO Financial Group First Quarter Report 2007 • 13

Management’s Discussion and Analysis

Securities whose sale is restricted or that are not traded in an active market are also included in available-for-sale securities, but continue to be recorded at cost.
     All of our hedging derivatives are recorded at fair value under the new rules, but changes in fair value only impact net income to the extent that they do not perfectly offset changes in the fair value of the item that we are hedging, i.e. ‘hedge ineffectiveness’. Any hedge ineffectiveness would be recorded in net income. Our hedging programs are such that hedges should very closely match the items that we hedge and, as a result, we would not expect a significant amount of hedge ineffectiveness to arise.
     Unrealized gains and losses on equity securities included in Other Comprehensive Income are now included in our Tier 1 and total capital ratios. The impact was insignificant at January 31, 2007. Foreign exchange gains or losses related to our net investment in foreign operations, which were reported in Shareholders’ Equity in prior periods as well, continue to be included in the determination of our capital ratios.
     Accumulated Other Comprehensive Income is included in Shareholders’ Equity for purposes of calculating return on equity, resulting in an insignificant increase in the return.
     For details of the specific accounting changes and related impacts, refer to Note 2 on page 26 in the unaudited interim consolidated financial statements.

Review of Operating Groups’ Performance
The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2007.
     Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
     Note 10 on page 31 of the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

Operating Groups’ Summary Income Statements and Statistics for Q1-2007 – As Reported

				Corporate
				including
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&O	Total BMO

Net interest income (teb)	946	150	232	(94)	1,235
Non-interest revenue	448	355	484	92	1,379

Total revenue (teb)	1,394	506	716	(2)	2,614
Provision for (recovery of) credit losses	89	1	20	(58)	52
Non-interest expense	824	359	415	27	1,625
Restructuring charge	–	–	–	135	135

Total non-interest expense	824	359	415	162	1,760
Income before income taxes and non-controlling interest in subsidiaries	481	146	281	(106)	802
Income taxes (teb)	160	51	62	(75)	198
Non-controlling interest in subsidiaries	–	–	–	19	19

Net income Q1-2007	321	95	219	(50)	585

Net income Q4-2006	296	84	188	128	696

Net income Q1-2006	295	91	222	(2)	606

Other statistics

Net economic profit	156	64	81	(101)	200
Return on equity	19.9%	32.7%	17.0%	nm	15.7%
Cash return on equity	20.5%	33.1%	17.0%	nm	15.9%
Productivity ratio (teb)	59.1%	70.9%	58.0%	nm	67.3%
Cash productivity ratio (teb)	58.4%	70.6%	57.9%	nm	66.9%
Net interest margin on earning assets (teb)	2.78%	9.75%	0.62%	nm	1.70%
Average common equity	6,194	1,129	4,905	2,391	14,619
Average earning assets ($ billions)	134.8	6.1	149.3	(1.0)	289.2
Full-time equivalent staff	19,624	4,244	2,236	9,219	35,323

nm - not meaningful
     14 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

Operating Groups’ Summary Income Statements and Statistics for Q1-2007 – Excluding Restructuring Charge

				Corporate
				including
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&O	Total BMO

Net interest income (teb)	946	151	232	(94)	1,235
Non-interest revenue	448	355	484	92	1,379

Total revenue (teb)	1,394	506	716	(2)	2,614
Provision for (recovery of) credit losses	89	1	20	(58)	52
Non-interest expense	824	359	415	27	1,625
Income before income taxes and non-controlling interest in subsidiaries	481	146	281	29	937
Income taxes (teb)	160	51	62	(28)	245
Non-controlling interest in subsidiaries	–	–	–	19	19

Net income Q1-2007	321	95	219	38	673

Net income Q4-2006	296	84	188	128	696

Net income Q1-2006	295	91	222	(2)	606

Other statistics

Net economic profit	156	64	81	(13)	288
Return on equity	19.9%	32.7%	17.0%	nm	18.0%
Cash return on equity	20.5%	33.1%	17.0%	nm	18.3%
Productivity ratio (teb)	59.1%	70.9%	58.0%	nm	62.1%
Cash productivity ratio (teb)	58.4%	70.6%	57.9%	nm	61.7%
Net interest margin on earning assets (teb)	2.78%	9.75%	0.62%	nm	1.70%
Average common equity	6,194	1,129	4,905	2,391	14,619
Average earning assets ($ billions)	134.8	6.1	149.3	(1.0)	289.2
Full-time equivalent staff	19,624	4,244	2,236	9,219	35,323

nm – not meaningful

Personal and Commercial Banking

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	946	35	4%	7	1%
Non-interest revenue	448	38	9%	4	1%

Total revenue (teb)	1,394	73	6%	11	1%
Provision for credit losses	89	3	4%	3	4%
Non-interest expense	824	39	5%	(29)	(3%)

Income before income taxes and non-controlling interest in subsidiaries	481	31	7%	37	8%
Income taxes (teb)	160	5	3%	12	8%
Non-controlling interest in subsidiaries	–	–	–	–

Net income	321	26	9%	25	8%

Amortization of intangible assets (after tax)	8	–	–	–

Cash net income	329	26	9%	25	8%

Return on equity	19.9%		0.8%		0.7%
Cash return on equity	20.5%		0.9%		0.8%
Productivity ratio (teb)	59.1%		(0.3%)		(2.6%)
Cash productivity ratio (teb)	58.4%		(0.3%)		(2.6%)
Net interest margin on earning assets (teb)	2.78%		(0.05%)		(0.02%)
Average earning assets	134,832	7,317	6%	2,013	2%

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
BMO Financial Group First Quarter Report 2007 • 15

Management’s Discussion and Analysis

Personal & Commercial Banking Canada (P&C Canada)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	760	34	5%	5	1%
Non-interest revenue	406	36	10%	3	1%

Total revenue (teb)	1,166	70	6%	8	1%
Provision for credit losses	80	2	3%	1	3%
Non-interest expense	649	25	4%	(26)	(4%)

Income before income taxes and non-controlling interest in subsidiaries	437	43	11%	33	8%
Income taxes (teb)	145	13	9%	13	9%
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	292	30	12%	20	7%

Amortization of intangible assets (after tax)	2	1	+100%	(1)	(33%)

Cash net income	294	31	12%	19	7%

Productivity ratio (teb)	55.7%		(1.2%)		(2.6%)
Cash productivity ratio (teb)	55.5%		(1.2%)		(2.6%)
Net interest margin on earning assets (teb)	2.67%		–		0.01%
Average earning assets	113,154	5,502	5%	744	1%

Q1 2007 vs Q1 2006
Net income increased $30 million or 12%, as revenue growth outpaced expense growth by 2.3 percentage points.
     Revenue rose $70 million or 6.4%. There was volume growth in mortgages, commercial deposits and personal and commercial loans, as well as increased revenue from our cards business, securitization activity and the sale of term investment products and mutual funds. Net interest margin was unchanged. The positive impact of pricing actions in our premium-rate savings deposit accounts was offset by the effect of loan growth outpacing deposit growth and by lower mortgage refinancing fees. The acquisition of bcpbank Canada in the quarter added $2 million of revenue and $3 million of expense, including acquisition-related costs.
     Non-interest expense was up $25 million or 4.1% due to higher employee-related costs resulting from an expansion of our front-line sales and service staff in the latter half of 2006, higher depreciation costs associated with last year’s initiatives and higher advertising costs. The cash productivity ratio improved 123 bps from the prior year.
Q1 2007 vs Q4 2006
Net income increased $20 million or 7.1%. The increase was attributable to higher revenues and reduced expenses.
     Revenue increased $8 million or 0.7%, due to higher volumes in both personal and commercial products. Net interest margin improved slightly, as increased volumes in higher-spread products were largely offset by the impact of competitive pricing in our premium-rate savings deposit accounts.
     Non-interest expense declined $26 million or 3.7% due to lower initiative spending, which is typical in the first quarter of the year, and lower advertising costs. The cash productivity ratio improved 259 basis points due to revenues increasing while expenses declined.
     There was strong growth in average loans and acceptances which, including securitized loans, increased $7.5 billion or 6.7% from the first quarter of 2006 and $1.2 billion or 1.0% from the fourth quarter. Personal and commercial deposits grew $1.3 billion or 3.0% from a year ago but declined $1.4 billion or 3.1% from the fourth quarter.
     In the personal banking segment, there was growth in most products, particularly in higher-spread lending products such as personal loans and cards. Personal loan growth was a strong 9.1% and we increased market share 9 bps from the prior year and 11 bps from the fourth quarter. Mortgage growth has slowed due to our decision to favour relationship-focused, branch-originated mortgages over our third party mortgage portfolio, which is declining. As a result, mortgage market share has declined 16 bps from a year ago and the fourth quarter. Personal deposits declined 3.7%, resulting in a 56 bps loss of market share from the prior year and a 10 bps loss from the fourth quarter. Pricing decisions in certain deposit categories and mortgages have resulted in a predictable loss of market share in favour of yield.
     Within the commercial banking segment, loans grew a strong 6.8% from the first quarter of 2006. We continue to view this as an area of competitive strength. BMO ranks second in Canadian business banking market share at 18.57%; our objective is to be the market leader. We increased market share by 5 bps from the prior year and 3 bps from the fourth quarter. Relative to the preceding year, there was a decrease in volumes in the below $1 million segment. In the $1 to $5 million segment, there was loan growth of 7.2% and market share growth of 35 basis points from a year ago, with a 10 bps increase from the fourth quarter.

16 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

Personal & Commercial Banking U.S. (P&C U.S.)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	186	1	–	2	1%
Non-interest revenue	42	2	6%	1	2%

Total revenue (teb)	228	3	1%	3	1%
Provision for credit losses	9	1	14%	2	18%
Non-interest expense	175	14	9%	(3)	(2%	)

Income before income taxes and non-controlling interest in subsidiaries	44	(12)	(21%)	4	12%
Income taxes (teb)	15	(8)	(32%)	(1)	(3%	)
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	29	(4)	(14%)	5	22%

Amortization of intangible assets (after tax)	6	(1)	(15%)	1	15%

Cash net income	35	(5)	(12%)	6	19%

Productivity ratio (teb)	76.8%		5.2%		(2.4%	)
Cash productivity ratio (teb)	73.5%		5.2%		(2.4%	)
Net interest margin on earning assets (teb)	3.40%		(0.30%)		(0.17%	)
Average earning assets	21,678	1,815	9%	1,269	6%

U.S. Select Financial Data (US$ in millions)
Net interest income (teb)	160	–	–	(4)	(3%	)
Non-interest revenue	36	2	6%	–	–

Total revenue (teb)	196	2	1%	(4)	(3%	)
Non-interest expense	150	11	8%	(10)	(6%	)
Net Income	25	(3)	(15%)	4	17%
Average assets	20,234	1,527	8%	400	2%

Q1 2007 vs Q1 2006
Net income declined $4 million or 14%, as the impact of good volume growth was offset by the effects of margin compression and increased costs.
     Revenue rose $3 million or 1.2%. Personal and commercial loans grew US$1.8 billion or 10.7%, despite a slowing economy and a housing slowdown in the U.S. Midwest. Deposits grew US$0.7 billion or 4.5% in a highly competitive environment. The impact of volume growth was offset by a 30 basis point decline in net interest margin due to competitive pressures on pricing and customer preferences shifting from high-spread to lower-spread products in both loans and deposits.
     Non-interest expense increased $14 million or 8.5%. The increase was attributable to higher employee costs, operating costs for our new branch technology platform and higher business volumes. As a result of the low revenue growth environment and higher expenses, the cash productivity ratio deteriorated 519 basis points.
Q1 2007 vs Q4 2006
Net income rose by $5 million or 22%, as expenses declined significantly.
     Revenue increased $3 million or 1.3%. The stronger U.S. dollar increased revenue growth as revenue decreased US$4 million or 2.7% on a U.S. dollar basis. Loan growth continued, increasing US$0.4 billion or 2.1%, while deposits grew US$0.3 billion or 1.6%. The impact of a 17 basis point decline in net interest margin, resulting from the same factors described above, offset the benefits of increased volumes.
     Non-interest expense declined $3 million or 1.8%. The stronger U.S. dollar increased expense growth, as costs decreased US$10 million or 5.6% on a U.S. dollar basis. The decrease reflects lower acquisition integration and marketing costs, the timing of property maintenance expenses, lower initiative spending and strong expense management.
     Our Retail Net Promoter Score, a measure of the strength of customer loyalty, increased to 40% from 39% at the end of last year.

P&C U.S. Adjusted to Include U.S.-Based Mid-Market Business*

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Revenue (teb)	316	(16)	(5%)	(17)	(5%	)
Net income	52	(12)	(20%)	(5)	(8%	)
Productivity ratio	69.6%		6.8%		2.1%

*The above disclosures are non-GAAP measures. Please refer to the Non-GAAP measures section on page 6.
BMO Financial Group First Quarter Report 2007 • 17

Management’s Discussion and Analysis

U.S. Mid-Market Banking Business
P&C U.S. net income represented 8.9% of Personal and Commercial Banking net income in the first quarter of 2007, compared with 11.4% in the prior year and 7.9% in the fourth quarter. BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in P&C U.S. on a pro-forma basis. The table reflects the inclusion of $88 million of corporate mid-market revenue and $23 million of net income in U.S. results for the quarter.
     If results of the U.S. mid-market banking unit were included in P&C U.S.’s results, the productivity ratio for this quarter would be 69.6%, compared with 76.8% as currently reported. On a similarly adjusted basis, net income from U.S. operations would represent 15.0% of Personal and Commercial Banking’s earnings for the quarter, compared with 8.9% as currently reported, and revenue from U.S. operations would represent 21.3% of the Group’s revenue for the quarter, compared with 16.3% as currently reported.

Private Client Group (PCG)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	151	13	9%	6	3%
Non-interest revenue	355	29	9%	35	11%

Total revenue (teb)	506	42	9%	41	9%
Provision for credit losses	1	–	–	–	–
Non-interest expense	359	32	10%	24	7%

Income before income taxes	146	10	7%	17	13%
Income taxes (teb)	51	6	13%	6	12%

Net income	95	4	4%	11	13%

Amortization of intangible assets (after tax)	1	–	–	–	–

Cash net income	96	4	4%	11	13%

Return on equity	32.7%		1.7%		4.1%
Cash return on equity	33.1%		1.7%		4.1%
Productivity ratio (teb)	70.9%		0.5%		(1.1%	)
Cash productivity ratio (teb)	70.6%		0.5%		(1.0%	)
Net interest margin on earning assets (teb)	9.75%		(0.13%)		(0.05%	)
Average earning assets	6,128	579	10%	233	4%

U.S. Select Financial Data (US$ in millions)
Total revenue	59	(4)	(7%)	1	1%
Non-interest expense	60	1	–	2	3%
Net Income	–	(4)	(+100%)	–	–
Cash net income	–	(4)	(+100%)	–	–
Average assets	2,047	(98)	(5%)	(12)	(1%	)

Q1 2007 vs Q1 2006
Net income increased $4 million or 4.2%, as solid revenue growth was partially offset by increased expenses.
     Revenue increased $42 million or 8.9% on growth across all lines of business. Non-interest revenue increased due to higher fee-based and commission revenue in full-service investing and higher managed asset levels in our mutual fund businesses. Net interest income increased due primarily to higher spread and deposit balances in term investment products.
     Non-interest expense increased $32 million or 9.7%. Expenses increased primarily due to higher revenue-based costs and continued investment in our sales force and U.S. investment management business to drive future revenue growth. The cash productivity ratio deteriorated by 54 basis points due to the increased investment spending.
     The Group’s $297 billion of assets under management and administration, including term deposits, increased $25 billion or 9% year-over-year, and by 10% excluding the effects of changes in the Canadian/U.S. dollar exchange rate and the final transfer of assets related to the sale of Harrisdirect that was completed in the second quarter of 2006.
Q1 2007 vs Q4 2006
Net income increased $11 million or 13%, as revenue growth outpaced expense growth.
     Revenue increased $41 million or 8.6% with growth across all lines of business. Non-interest revenue increased due primarily to higher fee-based and commission revenue in full-service investing and higher client trade volumes in direct investing. Net interest income increased primarily due to growth in deposit balances and improved spread.
     Non-interest expense increased $24 million or 7.1%. The increase was primarily due to higher revenue-based costs, including increased stock-based compensation costs related to expensing in the current quarter the value of grants to employees eligible to retire. The cash productivity ratio improved by 99 basis points.
       18 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

Investment Banking Group (IBG)

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	232	25	12%	41	21%
Non-interest revenue	484	(52)	(10%)	42	10%

Total revenue (teb)	716	(27)	(4%)	83	13%
Provision for credit losses	20	–	–	1	–
Non-interest expense	415	(5)	(1%)	24	6%

Income before income taxes	281	(22)	(7%)	58	27%
Income taxes (teb)	62	(19)	(22%)	27	81%

Net income	219	(3)	(2%)	31	17%

Amortization of intangible assets (after tax)	–	(1)	(+100%)	–	–

Cash net income	219	(4)	(2%)	31	17%

Return on equity	17.0%		(2.2%)		0.9%
Cash return on equity	17.0%		(2.2%)		0.9%
Productivity ratio (teb)	58.0%		1.5%		(3.8%	)
Cash productivity ratio (teb)	57.9%		1.4%		(3.9%	)
Net interest margin on earning assets (teb)	0.62%		(0.08%)		0.05%
Average earning assets	149,253	30,981	26%	17,231	13%

U.S. Select Financial Data (US$ in millions)
Revenue	269	(42)	(13%)	14	5%
Non-interest expense	169	1	1%	22	15%
Net income	67	(16)	(17%)	(3)	(3%	)
Average assets	66,409	16,487	33%	4,648	8%

Q1 2007 vs Q1 2006
Net income decreased $3 million or 1.6%, driven by lower revenues.
     Revenue fell $27 million or 3.6% due to a significant decline in trading revenues, largely related to lower commodity derivatives trading revenues associated with lower volatility in the energy sector. Commodity derivatives trading revenues were at an all time high in the first quarter of 2006. Interest rate trading revenues were also lower but were partially offset by improved equity trading results. Lower cash collections on previously impaired loans, the run-off of non-core assets and reductions in mergers and acquisitions fees and debt underwriting fees also contributed to the decline. These factors were partially offset by a $19 million increase in investment securities gains and higher loan fees, commission revenues and equity underwriting. Corporate banking assets increased but the favourable impact was partially offset by reduced spreads in the competitive environment.
     Net interest income improved from a year ago due to higher trading net interest income and higher corporate banking assets, partially offset by lower cash collections on previously impaired loans, the run-off of non-core assets and reduced spreads on corporate loans in the competitive environment. Net interest margin declined 8 basis points from the prior year. There was significant growth in average assets driven by higher trading and investment securities, reverse repos, and loans and acceptances, consistent with our strategy to expand the corporate banking portfolio and trading activities.
     Non-interest expense decreased $5 million or 1.2%, as lower performance-based compensation costs were partially offset by other cost increases including computer costs. The Group’s cash productivity ratio for the quarter deteriorated by 143 basis points as the decline in revenue outpaced the cost reduction.
     Net income from U.S. operations of US$67 million was US$16 million lower than in the prior year, largely due to the high level of commodity derivative trading revenues a year ago. Net income from U.S. operations represented 36% of Group net income this quarter, compared with 42% a year ago.
Q1 2007 vs Q4 2006
Net income increased $31 million or 17%, as higher revenues were only partially offset by increased costs and the impact of a lower effective tax rate in the fourth quarter.
     Revenue increased $83 million or 13%, reflecting higher equity, interest rate and commodity derivatives trading revenues. There was higher market volatility, which increased client flows and trading opportunities. There were also increases in equity underwriting, loan fees, and commission revenues. These factors were partially offset by reductions in merger and acquisition fees, debt underwriting revenues and net investment securities gains. The stronger U.S. dollar increased revenue growth by $12 million.
     Non-interest expense was $24 million or 6.1% higher, largely due to increased performance-based costs. Approximately half the increase was attributable to expensing, in the quarter, the value of stock-based compensation awards given to employees eligible to retire. The stronger U.S. dollar increased expense growth by $7 million. The Group’s cash productivity ratio for the quarter improved 383 basis points from the fourth quarter to 57.9% as revenue growth outpaced expense growth.
     Net income from U.S. operations was US$3 million lower than in the fourth quarter of 2006. Revenue growth was more than offset by expense growth. Revenue growth was attributable to improved commodity derivatives and equity trading revenues. Expense growth was largely due to increased compensation

BMO Financial Group First Quarter Report 2007 • 19

Management’s Discussion and Analysis

costs, including performance-based compensation. Net income from U.S. operations represented 36% of Group net income this quarter, compared with 42% in the fourth quarter of 2006.
Mid-Market Business
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion.
In the quarter, the revenue from our mid-market portfolio represented 12% of total Group revenue and 28% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C U.S. are outlined on page 17 in that operating segment’s section of the MD&A.

Corporate Services, Including Technology And Operations – As Reported

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	(94)	(51)	(+100%)	(67)	(+100%	)
Non-interest revenue	92	65	+100%	52	100%

Total revenue (teb)	(2)	14	89%	(15)	(+100%	)
Provision for (recovery of) credit losses	(58)	(3)	(6%)	32	36%
Non-interest expense	27	(21)	(44%)	(7)	(16%	)
Restructuring charge	135	135	100%	135	100%

Total non-interest expense	162	114	+100%	128	+100%
Income before taxes and non-controlling interest in subsidiaries	(106)	(97)	(+100%)	(175)	(+100%	)
Income taxes (recovery) (teb)	(75)	(49)	(+100%)	3	2%
Non-controlling interest in subsidiaries	19	–	–	–	–

Net income (loss)	(50)	(48)	(+100%)	(178)	(+100%	)

U.S. Select Financial Data (US$ in millions)
Revenue	(13)	14	49%	11	48%
Provision for (recovery of) credit losses	(20)	(2)	(11%)	5	14%
Non-interest expense	(6)	(9)	(+100%)	(4)	(+100%	)
Restructuring charge	18	18	100%	18	100%

Total non-interest expense	12	9	+100%	14	+100%
Income taxes (recovery)	(1)	12	88%	(2)	(+100%	)
Net income (loss)	(9)	(5)	(+100%)	(7)	(+100%	)

Corporate Services, Including Technology And Operations – Excluding Restructuring Charge

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2007	vs. Q1-2006		vs. Q4-2006

Net interest income (teb)	(94)	(51)	(+100%)	(67)	(+100%	)
Non-interest revenue	92	65	+100%	52	100%

Total revenue (teb)	(2)	14	89%	(15)	(+100%	)
Provision for (recovery of) credit losses	(58)	(3)	(6%)	32	36%
Non-interest expense	27	(21)	(44%)	(7)	(16%	)
Income before taxes and non-controlling interest in subsidiaries	29	38	+100%	(40)	(+100%	)
Income taxes (recovery) (teb)	(28)	(2)	(8%)	50	+100%
Non-controlling interest in subsidiaries	19	–	–	–	–

Net income (loss)	38	40	+100%	(90)	(69%	)

U.S. Select Financial Data (US$ in millions)
Revenue	(13)	14	49%	11	48%
Provision for (recovery of) credit losses	(20)	(2)	(11%)	5	14%
Non-interest expense	(6)	(9)	(+100%)	(4)	(+100%	)
Income taxes (recovery)	6	19	+100%	5	+100%
Net income (loss)	2	6	+100%	4	+100%

       20 • BMO Financial Group First Quarter Report 2007

Management’s Discussion and Analysis

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
     Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
Q1 2007 vs Q1 2006
There was a net loss of $50 million in the quarter. Excluding the impact of the $135 million restructuring charge ($88 million after tax), net income was $38 million, compared with a net loss of $2 million in the first quarter a year ago. The increase was attributable to better revenues, resulting from mark to market gains on certain interest rate hedging derivatives included in trading revenues, lower expenses and reduced income taxes.
Q1 2007 vs Q4 2006
Excluding the restructuring charge, net income declined $90 million from the fourth quarter of 2006. Results in the fourth quarter benefited from unusually low income taxes, securitization gains and reductions in the general allowance for credit losses.

BMO Financial Group First Quarter Report 2007 • 21

Chairman of the Board David Galloway welcomed shareholders to the 189th Annual Meeting of Shareholders of Bank of Montreal held on March 1, 2007 in Toronto, Ontario.
     The shareholders elected the seventeen individuals standing for election: Robert Astley, Stephen Bachand, David Beatty, Robert Chevrier, George Cope, Bill Downe, Ron Farmer, David Galloway, Harold Kvisle, Eva Lee Kwok, Bruce Mitchell, Philip Orsino, Martha Piper, Robert Prichard, Jeremy Reitman, Guylaine Saucier and Nancy Southern. KPMG LLP was appointed auditor of the Bank. Amendments to the Stock Option Plan, as set out in the Proxy Circular mailed to shareholders in January 2007, were approved. The thirteen shareholder proposals submitted for shareholders’ consideration were defeated, as recommended by management.
     In his farewell address to shareholders, outgoing President and Chief Executive Officer Tony Comper reflected with gratitude on his forty-year career with BMO. He focused on the significant strategic progress during his time at the helm in increasing shareholder value while at the same time positioning BMO for higher growth.
     Incoming President and Chief Executive Officer Bill Downe set out his commitment to more aggressive goals, faster strategy execution, higher shareholder value creation, and, most importantly, making the substantial changes necessary to drive growth by building a bank where the customer always comes first.
     Chief Financial and Administrative Officer Karen Maidment reviewed BMO’s record performance in fiscal 2006 as well as the broad-based, high-quality growth during the first quarter of 2007. While reiterating BMO’s commitment to leadership in corporate governance, she commented on the increasingly onerous costs of regulatory compliance.
     Shareholders wishing to receive the minutes of the meeting may contact Shareholder Services, Corporate Secretary’s Department, at the address shown below. Results of voting on the items considered at the meeting can be found on the Bank’s web site at www.bmo.com/investorrelations or at www.sedar.com.

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price

November 2006	$70.56
December 2006	$68.64
January 2007	$70.81
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our web site at
www.bmo.com

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